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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DITTYBASE TECHOLOGIES INC.
(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Blake Fallis
Suite 102, 31 Bastion Square
Victoria, BC Canada V8W 1J1
(250) 381-8780
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

February 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page __ of __

1	NAMES OF REPORTING PERSONS HOPEDALE MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SEE ITEM 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BAHAMAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,462,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,462,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS HOWARD BLAKE FALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SEE ITEM 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,462,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,462,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* IN

Item 1:	SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, without par value (the “Common Stock”) of Dittybase Technologies Inc., an Alberta, Canada corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is Suite 102, 31 Bastion Square, Victoria, BC Canada V8W 1J1.

Item 2:	IDENTITY AND BACKGROUND

Hopedale Management Inc. (“Hopedale”) is a private Bahamian company which is wholly-owned by Blake Fallis. Hopedale was incorporated as a holding company for personal investments made by Mr. Fallis. Mr. Fallis is the Vice-President of Product Management of the Issuer. The principal executive office and mailing address of Hopedale is c/o Suite 102, 31 Bastion Square, Victoria, BC Canada V8W 1J1.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The source of funds for the purposes of securities was Personal Funds. The 1,462,000 shares of Common Stock which are the subject of this report were acquired at CDN$0.10 per share.

Item 4:	PURPOSE OF TRANSACTION

The acquisition of the Common Stock was for investment purposes only, and was made pursuant to private placements undertaken by the Issuer in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

At this time there is no market for the Common Stock of the Issuer.

Blake Fallis is a director and officer of the Issuer and is aware of and closely involved in the Issuer’s operations. At this time, Hopedale has no plans or proposals to acquire or dispose of the Common Stock owned by it, but it may, from time to time, acquire additional Common Stock or dispose of some or all of its Common Stock privately until such time as the Issuer’s Common Stock is listed for trading on a recognized stock exchange.

Item 5:	INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	Amount and Percent Beneficially Owned:

As at May 31, 2005 the Issuer had 17,712,243 common shares issued and outstanding. The Common Stock represented by this Form 13D represents 8.3% of the issued and outstanding shares of the Issuer. Voting power concerning these shares is held by Hopedale, which is wholly-owned by Blake Fallis.

Although Hopedale and Blake Fallis are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by the other.

(c)	Transactions effected during the last 60 Days or since the last filed Schedule 13D:

None of the Reporting Persons has purchased any Common Stock of the Issuer in a private transaction during the last 60 days.

(d)(e)	Not applicable.

Item 6:	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7:	MATERIAL TO BE FILED AS EXHIBITS:

Exhibit A – Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2005

HOPEDALE MANAGEMENT INC.

/s/ “Blake Fallis”
By: Blake Fallis

/s/ “Blake Fallis”
Blake Fallis

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this undertaking as an Exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

HOPEDALE MANAGEMENT INC.

/s/ “Blake Fallis”
By: Blake Fallis

/s/ “Blake Fallis”
Blake Fallis